Exhibit 99.1

Nano Dimension Announces Partnership with Productivity Inc.,

Expanding Reseller Network That Now Covers All Major U.S. Regions

Productivity has purchased a DragonFly Pro and will promote the additive manufacturing platform to its large customer base in the Upper Midwest region

NESS ZIONA, Israel, October 31, 2018 – Nano Dimension, a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced a new reseller agreement with Productivity Inc., significantly expanding the company’s North American channel partner ecosystem. Productivity Inc. will promote Nano Dimension’s award-winning DragonFly Pro additive manufacturing platform for printed electronics in the Upper Midwest region, while its related company, MMT, will cover the Rocky Mountain region. This new channel partnership follows multiple recent additions to Nano Dimension’s North American reseller network and represents significant growth of the company’s thriving partner ecosystem and sales reach.

As part of the reseller agreement, Productivity will purchase Nano Dimension’s award-winning DragonFly Pro 3D printer and make the technology available to its large customer base.

The resellers announced by Nano Dimension in recent weeks deepen and widen the company’s reach within the corporate and government sectors while strengthening its channel network to cover all U.S. regions. In addition, the channel partners help augment Nano Dimension’s growing global presence: since the commercial release of the DragonFly Pro eleven months ago, Nano Dimension has expanded its reseller network across Asia, Europe, the Middle East and North America.

Nano Dimension’s DragonFly Pro 3D printer transforms electronics development by enabling companies to reinvent their products and how they create them. The high-resolution system lets designers and engineers 3D print metal and polymer simultaneously. The DragonFly technology enables IP-secure, in-house manufacturing or prototyping of HD functional electronics such as sensors, antennas, molded interconnect devices, printed circuit boards and another innovative circuitry.

“Nano Dimension continues to meet its milestones, which include expanding our global presence. The addition of these well respected, quality resellers gives us partner coverage in all U.S. regions, enabling us to better service local demand. It also provides more opportunities for product developers and electrical engineers to exploit the advantages of multi-material additive manufacturing for prototyping and short run manufacturing,” said Simon Fried, President of Nano Dimension USA Inc. “We see this as a significant milestone in our strategic growth plan as a global leader in precision additive manufacturing solutions for electronics.”

Productivity Inc., founded in 1968, is a leading machine tool distributor serving the Upper Midwest United States. The addition of the DragonFly Pro further boosts its existing additive manufacturing product portfolio to include the unique capability of combining conductive and dielectric materials in a single print, enabling time and cost savings as well as agile development processes. With more than 80 service employees, strong engineering and sales teams and long-term relationships with manufacturers, Productivity’s product portfolio includes more than 30 machine tool builders and over 250 tooling and accessory lines.

“We are excited to introduce this technology to our customers. It’s a truly game changing opportunity for manufacturers in our area to accelerate their productivity in printed electronics,” said Greg Buck, President of Productivity Inc.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider of precision 3D printed electronics that is disrupting, reshaping, and defining the future of how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

About Productivity Inc.

Since 1968 Productivity Inc., based in Plymouth, Minnesota, has been distributing a broad range of CNC machine tools, tooling and accessories and related metalworking products. Productivity Inc. can assist in the research, evaluation and planning of your machine tool purchase. As a single source machine tool supplier, Productivity Inc. offers machine tools, tooling and accessories, machine service, preventive maintenance, turnkey systems, robotics and automation and more. Our MachinesUsed.com division will sell your surplus equipment via its online auctions. Productivity Inc. provides metalworking products and services in Minnesota, North Dakota, South Dakota, Iowa, Nebraska and Western Wisconsin. Productivity also has offices in the Rocky Mountain Region, including Colorado, Idaho, Montana, New Mexico, Utah and Wyoming, through its partner company MMT/Moncktons Machine Tools. For more information on Productivity Inc., please go to www.productivity.com or call 1.800.328.3272.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, making Nano Dimension’s products available to Productivity’s customer base and continuing to meet milestones. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com